Exhibit 99.1

Ad hoc announcement pursuant to Art. 53 LR

Press release

SHL Telemedicine successfully completes rights offering and capital increase

Tel Aviv / Zurich, December 3, 2025 – SHL Telemedicine Ltd. (SIX Swiss Exchange: SHLTN) (“SHL” or the “Company”), a leading provider and developer of advanced personal telemedicine solutions, today announced that 6,889,064 subscription rights have been exercised until the end of the rights exercise period on December 3, 2025, 12:00 CET, resulting in 20,667,192 new registered shares subscribed by existing shareholders. As mentioned in the prospectus for the rights offering, any subscription rights not exercised during the rights exercise period have expired without compensation. The new shares have been issued in a capital increase resolved by the Board of Directors of the Company today and will be delivered against payment of the offer price of CHF 0.60 on or around December 5, 2025, generating gross proceeds of around CHF 12.4 million.

The capital increase leads to a new total number of 37,059,946 issued registered shares of the Company with a nominal value of NIS 0.01 each. The increased share capital of SHL will amount to NIS 370,599.46. The first trading day of the new shares on SIX Swiss Exchange under the ticker symbol SHLTN (ISIN IL0010855885, Valor 1128957) is scheduled for December 5, 2025.

The successful capital increase supports SHL’s turn-around, with the primary objective of restoring sustainable profitability, i.e. by upgrading the operational information systems of SHL Telemedizin GmbH (the German subsidiary of SHL), and by significantly increasing the sales and marketing budget in the U.S. to penetrate this market.

Important notice on disclosure obligations of shareholders:
Under Swiss law (Art. 120 of the Swiss Financial Market Infrastructure Act), shareholders of the Company, who, e.g., as a result of the capital increase, directly or indirectly (including through controlled entities), individually, or jointly acting in concert, reach, fall below or exceed a disclosure threshold of 3, 5, 10, 15, 20, 25, 33⅓, 50 or 66⅔ percent of all voting rights of the Company, whether exercisable or not, must notify both the Company and the SIX Disclosure Office via the SIX Disclosure Office’s electronic platform (https://disclosure.six-exchange-regulation.com/gui/de/shareholding/new-notification; also see the respective manual at olsdigital-manual-investors-en.pdf). The deadline for such disclosure notifications by shareholders related to the capital increase is four trading days from the capital increase, i.e. December 9, 2025. Breaches of the respective disclosure obligation are regarded a criminal offence under Swiss law. The Company must publish such notifications within two trading days of receipt via the same platform. Shareholders are solely responsible for assessing whether they have a disclosure obligation under Swiss and any other applicable law and for complying with all applicable requirements and may retain local legal counsel. The Company assumes no responsibility for the shareholders’ compliance with such obligations.

For further information, please contact:
Fabienne Farner, IRF, Phone : +41 43 244 81 42, farner@irf-reputation.ch

About SHL Telemedicine:
SHL is engaged in developing and marketing personal telemedicine systems and the provision of medical call center services, with a focus on cardiovascular and related diseases, to end users and to the healthcare community. SHL offers its services and personal telemedicine devices to subscribers utilizing telephonic and Internet communication technology. SHL is listed on the SIX Swiss Exchange (SHLTN, ISIN: IL0010855885, Valor: 1128957). For more information, please visit our web site at www.shl-telemedicine.com.

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Disclaimer / Forward-looking statements:
This document is not an offer to sell or a solicitation of offers to purchase or subscribe for shares. This document is not a prospectus within the meaning of the Swiss Financial Services Act of 2018, as amended (the “FinSA”) and not a prospectus under any other applicable laws. Copies of this document may not be sent to, distributed in or sent from jurisdictions in which this is barred or prohibited by law. The information contained herein shall not constitute an offer to sell or the solicitation of an offer to buy any securities, in any jurisdiction in which such offer or solicitation would be unlawful prior to registration, exemption from registration or qualification under the securities laws of any jurisdiction. The offer and listing of any securities will be made solely by means of, and on the basis of, a prospectus which is to be approved by the competent review body and published.

This document constitutes advertising in accordance with article 68 of the FinSA. Such advertisements are communications to investors aiming to draw their attention to financial instruments. Any investment decisions with respect to any securities should not be made based on this advertisement.

A decision to invest in securities of the Company should be based exclusively on the prospectus published by the Company for such purpose. Copies of such prospectus (and any supplements thereto) are available free of charge from the Company (Mr. Lior Haalman, Chief Financial Officer of the Company, SHL Telemedicine Ltd., 90 Yigal Alon St., Tel Aviv 6789130, Israel, liorh@shl-telemedicine.com).

This document is not for publication or distribution in the United States of America (including its territories and possessions, any State of the United States of America and the District of Columbia), Canada, Japan or Australia or any other jurisdiction into which the same would be unlawful. This document does not constitute an offer or invitation to subscribe for or purchase any securities in such countries or in any other jurisdiction into which the same would be unlawful. In particular, the document and the information contained herein should not be distributed or otherwise transmitted into the United States of America or to publications with a general circulation in the United States of America. The securities referred to herein have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or the laws of any state and may not be offered or sold in the United States of America absent registration under or an exemption from registration under the Securities Act. There will be no public offering of the securities in the United States of America.

The information contained herein does not constitute an offer of securities to the public in the United Kingdom. No prospectus offering securities to the public will be published in the United Kingdom. In the United Kingdom this document is only directed at persons who (i) are qualified investors and who are also (ii) investment professionals falling within article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “FSMA Order”); (iii) persons falling within Articles 49(2)(a) to (d), “high net worth companies, unincorporated associations, etc.” of the FSMA Order and (iv) persons to whom an invitation or inducement to engage in investment activity within the meaning of Section 21 of the Financial Services and Markets Act 2000 may otherwise be lawfully communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). The securities are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

In any member state of the European Economic Area (each a “Relevant State”) this document is only addressed to qualified investors in that Relevant State within the meaning of the Prospectus Regulation.

This publication may contain specific forward-looking statements, e.g. statements including terms like “believe”, “assume”, “expect”, “forecast”, “project”, “may”, “could”, “might”, “will” or similar expressions. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may result in a substantial divergence between the actual results, financial situation, development or performance of the Company and those explicitly or implicitly presumed in these statements. Against the background of these uncertainties, readers should not rely on forward-looking statements. The Company assumes no responsibility to up-date forward-looking statements or to adapt them to future events or developments.

Except as required by applicable law, the Company has no intention or obligation to update, keep updated or revise this publication or any parts thereof (including any forward-looking statement) following the date hereof.

Neither Helvetische Bank AG (the “Transaction Manager”) nor any of the Company’s advisors nor any of their subsidiary undertakings, affiliates or any of their respective directors, officers, employees, advisers, agents, alliance partners or any other entity or person accepts any responsibility or liability whatsoever for, or makes any representation, warranty or undertaking, express or implied, as to the truth, accuracy, completeness or fairness of the information or opinions in this announcement (or whether any information has been omitted from the announcement) or any other information relating to the group, its subsidiaries or associated companies, whether written, oral or in a visual or electronic form, and howsoever transmitted or made available or for any loss howsoever arising from any use of this announcement or its contents or otherwise arising in connection therewith. Accordingly, the Transaction Manager, the Company’s advisors and the other foregoing persons disclaim, to the fullest extent permitted by applicable law, all and any liability, whether arising in tort or contract or that they might otherwise be found to have in respect of this announcement and/or any such statement.

SHL Telemedicine
90 Yigal Alon St.
Tel-Aviv 6789132, Israel

T: +972.3.5612212
F: +972.3.6242414

www.Shl-Telemedicine.com